[SUTHERLAND ASBILL & BRENNAN LLP]

STEPHEN E. ROTH
DIRECT LINE: 202.383.0158
E-mail: steve.roth@sutherland.com

April 30, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Kansas City Life Insurance Company and
Kansas City Life Variable Annuity Separate Account
(File No. 333-52290)

Commissioners:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Annuity Separate Account, we have attached for filing Post-Effective Amendment No. 20 to the Account’s Registration Statement on Form N-4 (the “Amendment”) for certain individual flexible premium deferred variable annuity contracts.  The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended, to include current financial statements as well as to update certain other information.  As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures that would otherwise render it ineligible to become effective pursuant to paragraph (b).

If you have any questions or comments, please contact the undersigned at (202) 383-0158 or Lorna MacLeod at (202) 383-0817.

       Sincerely,

        /s/ Stephen E. Roth

Stephen E. Roth

Attachments

cc:           Marc Bensing
 Lorna MacLeod